UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Telenav, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

879455103
(CUSIP Number)

BRETT HENDRICKSON
NOKOMIS CAPITAL, L.L.C.
2305 Cedar Springs Road, Suite 420
Dallas, Texas 75201
(972) 590-4100

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL MASTER FUND, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,008,736
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,008,736
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL PARTNERS, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,008,736
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,008,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL OFFSHORE FUND, LTD.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,008,736
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,008,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON CO

* See Item 5 of the Schedule 13D.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL ADVISORS, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,008,736
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,008,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL, L.L.C.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,008,736
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,008,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IA, OO

* See Item 5 of the Schedule 13D.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON BRETT HENDRICKSON*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,008,736
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,008,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

* See Item 5 of the Schedule 13D.

CUSIP NO. 879455103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 24, 2016, Nokomis Capital and certain of its affiliates (“Nokomis”) entered into an agreement (the “Agreement”) with the Issuer with respect to certain matters related to the 2016 annual meeting of stockholders (the “2016 Annual Meeting”). Pursuant to the terms of the Agreement, the Issuer agreed to appoint Wes Cummins, an employee of Nokomis Capital, to the Issuer’s Board of Directors (the “Board”) as a Class I director with a term expiring at the 2016 Annual Meeting and to renominate and solicit proxies for the election of Mr. Cummins at the 2016 Annual Meeting. Concurrent with his appointment to the Board, the Issuer agreed to appoint Mr. Cummins to the Nominating & Governance Committee of the Board. Nokomis and the Issuer also agreed to search for an additional independent director to join the Board, and to the extent that such independent director is not identified by January 30, 2017, Brett Hendrickson, manager of Nokomis Capital, will be appointed as a Class II director with a term expiring at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) until such time as an independent director is identified. The Issuer also agreed that, during the Restricted Period (as defined below), the Board shall not exceed eight members and the Issuer shall not take any action to reconstitute or reconfigure the classes in which the directors serve without the consent of Nokomis.

Pursuant to the Agreement, Nokomis is subject to certain standstill restrictions during the period from the date of the Agreement until 11:59 p.m., Pacific Time, on the day that is 15 days prior to the deadline for stockholder nominations of directors for election at the 2017 Annual Meeting (such period, the “Restricted Period”). During the Restricted Period, Nokomis is subject to customary standstill and voting obligations.  During the Restricted Period, Nokomis has agreed to vote all voting securities which it is entitled to vote in accordance with the recommendation of the Board at any annual or special meeting.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 24, 2016, Nokomis and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement, dated August 24, 2016.

CUSIP NO. 879455103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2016	NOKOMIS CAPITAL MASTER FUND, L.P.

	By:	Nokomis Capital Advisors, L.P. General Partner

	By:	Nokomis Capital, L.L.C. General Partner

	By:	/s/ Brett Hendrickson
	Name:	Brett Hendrickson
	Title:	Manager

NOKOMIS CAPITAL PARTNERS, L.P.

By:	Nokomis Capital Advisors, L.P. General Partner

By:	Nokomis Capital, L.L.C. General Partner

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Manager

NOKOMIS CAPITAL OFFSHORE FUND, LTD.

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Director

NOKOMIS CAPITAL ADVISORS, L.P.

By:	Nokomis Capital, L.L.C. General Partner

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Manager

CUSIP NO. 879455103

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Manager

/s/ Brett Hendrickson
BRETT HENDRICKSON